Filed Pursuant to Rule 433

Registration Statement No. 333-165349

August 8, 2012

SUSQUEHANNA BANCSHARES, INC.

$150,000,000 Aggregate Principal Amount

5.375% Senior Notes Due 2022

Pricing Term Sheet

Issuer:	Susquehanna Bancshares, Inc.

Securities Issued to the Public:	5.375% Senior Notes Due 2022 (the “Notes”)

Legal Format:	SEC Registered

Aggregate Principal Amount:	$150,000,000

Coupon:	5.375%

Price:	100% of face amount

Yield to Maturity:	5.375%

Spread to Benchmark Treasury:	+372.2 basis points

Benchmark Treasury:	1.75% due 5/15/2022

Benchmark Treasury Yield:	1.653%

CUSIP/ISIN:	869099AH4 / US869099AH43

Expected Ratings:	Baa3 (Moody’s) / BBB- (S&P)

Settlement Date:	T+3; August 13, 2012

Maturity Date:	August 15, 2022

Interest Payment Dates:	Each February and August 15, beginning February 15, 2013.

Day Count Convention:	The amount of interest payable for any interest period will be computed on the basis of a 360-day year of twelve 30-day months.

Net Proceeds to Issuer:	$149,025,000

Use of Proceeds:	The net proceeds from the offering, along with available cash, will be used: (i) to cause the redemption of all of the outstanding 9.375% Capital Securities, Series I, having an aggregate liquidation amount of approximately $125 million issued in December 2007 by Susquehanna Capital I, an affiliated Delaware statutory trust, (ii) to cause the redemption of all of the outstanding 11% Cumulative Trust Preferred Securities, Series II, and having an aggregate liquidation amount of approximately $50 million issued in March 2010 by Susquehanna Capital II, another affiliated Delaware statutory trust, (iii) to fund a redemption of certain subordinated notes having an aggregate principal amount of approximately $21 million originally issued by Tower Bancorp, Inc. that Susquehanna acquired in February 2012, and (iv) for general corporate purposes.

Clearance	DTC

Sole Bookrunner	J.P. Morgan Securities LLC

Lead Manager	Jefferies & Company, Inc.

Co-Manager	Keefe, Bruyette & Woods, Inc.

Additional Information:

Our pro forma ratio of earnings to fixed charges (excluding interest on deposits) for the six months ended June 30, 2012 and the year ended December 31, 2011, giving effect to the issuance of the notes offered hereby and the use of proceeds described above, would have been 4.53x and 1.67x, respectively.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533.